WILMER CUTLER PICKERING

    HALE AND DORR LLP

Cynthia T. Mazareas

60 STATE STREET BOSTON, MA 02109 +1 617 526 6393 +1 617 526 5000 fax cynthia.mazareas@wilmerhale.com

September 28, 2005

Pursuant to Regulation §200.83 (Rule 83) of the Freedom of Information Act, this letter omits confidential information included in the unredacted version of this letter delivered to the Securities and Exchange Commission, Division of Corporation Finance. Asterisks denote such omissions.

BY ELECTRONIC SUBMISSION

Securities	and Exchange Commission
Division	of Corporation Finance
100	F Street, NE
Washington,	D.C. 20549

Attention:	Joseph Roesler

Re:	Curis, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004 (“Form 10-K”)
Form 10-Q for Quarter Ended March 31, 2005 (“Form 10-Q”)
File No. 000-30347

Dear Mr. Roesler:

On behalf of Curis, Inc. (“Curis” or the “Company”), set forth below are the responses to comments contained in a letter dated August 22, 2005 (the “August Letter”) from Jim B. Rosenberg, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Michael P. Gray, Vice President of Finance and Chief Financial Officer of Curis relating to the Company’s Form 10-K and Form 10-Q. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comments in the August Letter and to the headings used in the August Letter.

Form 10-K for the year ended December 31, 2003

Genentech Collaboration Accounting

BALTIMORE	BEIJING	BERLIN	BOSTON	BRUSSELS	LONDON	MUNICH
NEW YORK	NORTHERN VIRGINIA		OXFORD	PALO ALTO	WALTHAM	WASHINGTON

Securities and Exchange Commission

September 28, 2005

1.	We have evaluated your June 20, 2005 response 3 as it relates to your policy of charging the excess of costs incurred over cumulative revenues recognized against deferred revenue. The effect of this policy appears to be to accelerate the timing of revenue recognition such that incurred costs have no impact on the income statement in the period in which they are incurred. It does not appear that the income characterization guidance in EITF 01-9 provides a basis for changing the timing of revenue recognition. Please advise.

Response:

The Company respectfully notes your comment and the additional factors discussed during the Company’s teleconferences with the Staff on August 9, 2005 and August 18, 2005.****************************************************

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The Company supplementally notes that the Company’s policy was not intended to accelerate revenue recognition. Rather, it was the Company’s interpretation of the guidance in EITF 01-9 with respect to how a reduction in selling price, resulting from its payments to Genentech, should be reflected in its financial statements.

2.	In our telephone conferences on August 9, 2005 and August 18, 2005, you indicated that you recognize the $4 million in maintenance fees over the performance period. Please help us understand why each of the maintenance fees does not represent a substantive milestone.

Securities and Exchange Commission

September 28, 2005

Response:

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More specifically, the June 2003 Genentech agreement provided for a $5 million up-front fee, two $2 million maintenance fee payments payable in June 2004 and June 2005, respectively, milestone payments on the achievement of specified clinical developmental and drug approval objectives and royalties on product sales. The maintenance fee payments, while generally associated with the research and development services to be provided through 2005 and the steering committee obligations, are not specifically tied to the achievement of any developmental objectives.

In addition, the maintenance fee payments were contractually committed provided only that Genentech did not terminate the agreement during the first two years of the arrangement as the result of an uncured breach of any material term of the agreement by the Company (or due to the Company’s insolvency). *****

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Securities and Exchange Commission

September 28, 2005

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3.	Please analyze for us why it is appropriate to treat the December 2004 amendment as an arrangement separate and apart from the June 2003 arrangement rather than as a modification of the June 2003 arrangement. We understand from our telephone conferences on August 9, 2005 and August 18, 2005 that the December 2004 amendment was not contemplated at the time the June 2003 arrangement was entered into and therefore given the time elapsed between the June 2003 arrangement and its amendment you do not believe that the presumption in EITF 00-21, paragraph 2 has been met. However, we also note that the December 2004 amendment appears to change the rate per full time equivalent implicit in the June 2003 arrangement through the acceleration of the $2 million cash payment originally due in June 2005. That is, the December 2004 amendment appears to modify the June 2003 arrangement rather than provide for incremental services. In these circumstances, it is unclear why the December 2004 amendment is accounted for as a unit of accounting separate and apart from the June 2003 single unit of accounting. In addition, please clarify to us what role the joint steering committee has in the additional eight full-time equivalents provided in the December 2004 amendment.

Response:

The Company respectfully notes your comment. **********

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EITF 00-21 provides guidance relating to the separability of deliverables included in an arrangement that obligates a vendor to provide more than one product or service (and that is not subject to the scope of other specific accounting literature). Paragraph 2 of EITF 00-21 states that “separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary.”

Pursuant to the original June 2003 agreement, in exchange for the license and the research and steering committee services, Genentech paid a $5 million up-front license payment and agreed to pay a total of $4 million in maintenance fees. ************

Securities and Exchange Commission

September 28, 2005

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Pursuant to the terms of the June 2003 collaboration, during the initial two-year term of the research program, the Company agreed to assign no fewer than eight FTEs to the program. During the period from June 2003 until June 2004, the Company dedicated FTEs in excess of the minimum eight FTE requirement in order to build preclinical data that the Company expected would increase the likelihood of the successful preclinical development of the technology under the collaboration. After the conclusion of the first year of the collaboration, the Company asked Genentech to pay for an additional eight FTEs, in return for which the Company would provide research services and xenograft tumor samples to Genentech on a best-efforts basis (not subject to any acceptance criteria) through June 2005. These xenograft tumor samples are a by-product of the research services and consist of primary human tumor samples that have been implanted and grown in mouse models. In anticipation of the execution of a formal written agreement, the Company committed an additional eight FTEs to the program beginning in June 2004. On December 20, 2004, the Company and Genentech entered into the expected amendment to the June 2003 collaboration agreement. Genentech agreed to fund sixteen FTEs at a rate of $250,000 per year per FTE from June 2004 until June 2005, for a total of $4 million. Under the original agreement, during the second year of the collaboration, the Company was obligated to dedicate 8 FTEs to the collaboration and Genentech would have paid the Company $2 million (which implies a per-FTE rate of $250,000 that is equal to the per-FTE rate included in the amendment). Genentech agreed to pay $2 million in December 2004 and eliminated the $2 million maintenance fee that was due in June 2005 under the original arrangement. In substance, the amendment provided an additional $2.1 million of funding to the Company (including $250,000 for each of eight incremental FTEs plus $100,000 for the xenograft tumor samples) during the period of June 2004 through June 2005.

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Securities and Exchange Commission

September 28, 2005

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The eight incremental FTEs are supporting the objectives of the research program under the direction of the steering committee.

4.	In our telephone conferences on August 9, 2005 and August 18, 2005 you indicated that you recognized the right to receive $4 million in maintenance fees as a financial asset on the date the June 2003 agreement was signed. You indicated that you believed these fees represented deferred payments contingent solely on the expiration of time because the contract did not explicitly link these fees to any particular performance under the contract. You also indicated that if Curis failed to provide the services specified in the June 2003 arrangement that Curis would not be entitled to the $4 million maintenance fee notwithstanding the absence of an explicit link between these performance provisions and the $4 million in maintenance fees. Under these circumstances, it is unclear why you believe the right to receive $4 million in maintenance fees represents a financial asset on the date the June 2003 agreement was signed. Please advise.

Response:

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5.

We note from your disclosures on page 70 of your December 31, 2004 Form 10-K that you sold 1,323,835 shares of common stock to Genentech for $3.5 million on June 11, 2003 as partial consideration for the rights and licenses granted to Genentech under the Collaboration Agreement. We also understand from our telephone conference on August 9, 2005 that the $2.644 purchase price of the common stock sold to Genentech was based on the average closing share price for 30 trading days preceding June 11, 2003, which you believe approximates fair value. Since the common stock was issued as part of a transaction to sell goods or services to Genentech, it appears that such issuance should be measured and recognized in accordance with EITF 96-18 and classified in accordance with EITF 01-9. Please give us your analysis of both the requirement under EITF 96-18/Statement 123 to use the quoted market price of the common stock if the common stock is more reliably measurable and the discussion prior to example 4 in EITF 01-9, Exhibit 01-9B. In your analysis, please reconcile the value you attributed to the common stock with the quoted market price of the common stock on the EITF 96-18 measurement date. If you believe the difference between the $3.5 million value you attributed to the common stock and the fair value of that common stock determined using the quoted marked price of a share of the common stock on the 96-18 measurement date is not material please provide us your SAB 99 analysis. In this regard, the apparent absence of any disclosure about an identifiable benefit, as that term is used in EITF 01-9, appears to suggest that the common stock issued represents a sales incentive. It also appears that the common stock is more reliably measurable than the sales incentive given, but it appears

Securities and Exchange Commission

September 28, 2005

that the $3.5 million fair value is not based on the quoted market price of the common stock on the EITF 96-18 measurement date.

Response:

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****. EITF 96-18 provides that the issuer of the equity “should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:

1.	The date at which a commitment for performance by counter party to earn the equity instruments is reached (a performance commitment); or

2.	The date at which the counter party’s performance is complete.”

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Securities and Exchange Commission

September 28, 2005

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To the extent the fair value of the shares issued was different than the consideration stated in the arrangement (in this case $3.5 million), the difference would then be allocated to or from the additional consideration received in the arrangement. In this situation, the Company received a $5 million license payment plus the $3.5 million for the stock, for a total of $8.5 million. If, for example, the fair value of the shares issued was $6 million, then $6 million would have been attributed to the common stock and $2.5 million would have been treated as an up-front payment for the license. The Company believes it would not be appropriate to record contra-revenue at the outset of an arrangement unless the fair value of the common stock issued exceeded all consideration received from the customer.

6.	See your revenue recognition policy in Note 1. Please clarify in your disclosure:

Securities and Exchange Commission

September 28, 2005

•	How you distinguish between milestones and services in a single unit of accounting.

•	What “the remainder” is.

•	How your accounting on the Genentech arrangement for the $4 million maintenance fees ratably over the performance period reconciles with your accounting policy disclosure in Note 1 that indicates you recognize such fees based on expected total labor hours for the service.

Response:	In response to this comment, the Company intends to revise the disclosures in Notes 1 and 4 in future filings. The Company has attached to this letter as Exhibit A, the proposed revised disclosures for Notes 1 and 4. Specifically, the Company has added more detailed disclosure concerning its accounting for milestones and services; has removed any references to cost being used as a measure in determining performance under its arrangements; has clarified that revenues are recognized using the relative performance method provided the level of effort (measured using direct labor hours) is reasonably estimable; has clarified that, in the event the level of effort is not reasonably estimable, revenues are then recognized on a straight-line basis over the estimated period of performance; and expanded its discussion of revenue recognition policies. The reference to “the remainder” has been removed. The $4 million of payments were not deemed substantive milestones and, therefore, are being recognized over the performance period. This is clarified in the revised disclosures.

7.	In Note 1, you state that you assess proportional performance of services in some circumstances based on the ratio of costs incurred to date to total costs to be incurred under the related contract. Please help us understand why you believe cost is an output measure. If cost is an input measure, please help us understand by reference to specific authoritative literature why you believe use of an input measure to assess proportional performance for a service contract is appropriate.

Response:	In response to the Staff’s comment, the Company has modified its disclosure in Note 1 to eliminate the reference to cost as a consideration in determining proportionate performance. The Company has attached to this letter as Exhibit A the proposed revised disclosure for Note 1.

The Company supplementally advises the Staff that it uses full-time equivalents, which is determined using direct labor hours, in measuring proportionate performance for commercially reasonable and diligent efforts arrangements, as this is generally the most appropriate output measure. Most of the Company’s arrangements that require the provision of services have been commercially

Securities and Exchange Commission

September 28, 2005

reasonable and diligent efforts arrangements and have tied the compensation to providing FTEs to contracted programs. For example, 40 hours is commonly considered one weekly FTE and 1,880 hours is commonly considered one annual FTE.

Disclosures

8.	Based on our telephone conferences on August 9, 2005 and August 18, 2005 we believe additional disclosures are necessary to provide better transparency into your business. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

•	Separately present royalty revenue and license fee revenue on the face of the Consolidated Statement of Operations and Comprehensive Loss.

•	Disclose your accounting policy for characterizing in the income statement sales incentives and other consideration given to your customers. Refer to EITF 01-9.

•	Ensure that the material facts of and accounting for each of the collaborations disclosed in Note 4 are disclosed. For example, in telephone conferences with us, you indicated that the $4 million maintenance fees were recorded as financial assets on June 11, 2003. You also indicated that in exchange for the exercise of the co-development option, you gave up your right to certain US milestones. We are unable to locate disclosure to this effect in Note 4.

•	Clarify why you believe it is appropriate in the Genentech agreement to record the revenue over the period of the steering committee services instead of the research and development period. Clarify your obligations under the steering committee and the composition of the steering committee.

•	Clarify the reasons no accounting treatment was given to the option exercised in the June 2003 agreement. In this regard, we note that only Curis could exercise the option and that there was no deliverable under EITF 00-21.

For each collaboration agreement disclosed in Note 4, please disclose the following:

•	Whether the arrangement represents a single unit of accounting or multiple unit of accounting. If it is a single unit of accounting, identify the unique attributes of the collaboration that support this conclusion. If there are multiple units of accounting, identify them. For each collaboration, ensure that it is clear from the disclosure Notes 1 and 4 how you are accounting for each unit of accounting.

•	What the performance period is and how it was determined.

Securities and Exchange Commission

September 28, 2005

•	Whether the milestones are substantive or whether they are recognized proportionally.

•	Whether consideration was given to the collaborator and if so, how you accounted for and characterized this consideration in the income statement.

Please provide to us your revised disclosures.

Response:	In response to the first bullet point in the Staff’s comment, the Company intends to revise its Consolidated Statement of Operations and Comprehensive Loss in future filings to separately present royalty revenue and license fee revenue. The Company has attached to this letter as Exhibit B the proposed changes to its Consolidated Statement of Operations and Comprehensive Loss.

In response to the remaining bullet points in the Staff’s comment, the Company intends to revise Notes 1 and 4 in future filings to provide better transparency to its business and, in particular, to specifically address each of the noted comments. The Company has attached to this letter as Exhibit A the proposed changes to Notes 1 and 4.

If you require any additional information, please telephone the undersigned at the telephone number indicated above.

Sincerely,

/s/Cynthia T. Mazareas

Cynthia T. Mazareas

Cc:	Michael P. Gray

Securities and Exchange Commission

September 28, 2005

Exhibit A

(1)	REVENUE RECOGNITION

The Company’s business strategy includes entering into collaborative license and development agreements with biotechnology and pharmaceutical companies for the development and commercialization of the Company’s product candidates. The terms of the agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of clinical development milestones and royalties on product sales. The Company follows the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104 (SAB No. 104), Revenue Recognition, Emerging Issues Task Force (EITF) Issue No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, EITF Issue No. 99-19 (EITF 99-19), Reporting Revenue Gross as a Principal Versus Net as an Agent, and EITF Issue No. 01-9 (EITF 01-9), Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the Company has no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements, are analyzed to determine whether the elements, the license and the development services, can be separated or whether they must be accounted for as a single unit of accounting in accordance with EITF 00-21. The Company recognizes up-front license payments as revenue upon delivery of the license only if the license has standalone value and the fair value of the undelivered items, typically including research or steering committee services, can be determined. The undelivered services would then be accounted for separately as such services are performed. If the license is considered to either (i) not have standalone value or (ii) have standalone value but the fair value of any of the undelivered items cannot be determined, the arrangement is considered a single unit of accounting and the license payments and payments for services are recognized as revenue as such services are performed.

The Company recognizes revenue using the relative performance method provided that the Company can reasonably estimate the level of effort required to complete its service obligations under an arrangement and services are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measure of performance. **************************** *****************************************************************************************************

**********************************************************************************************. Revenue is limited to payments received or earned as of the period ending date.

If the Company cannot reasonably estimate the level of effort required to complete its service obligations under an arrangement and the services are provided on a best-efforts basis, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period the Company expects to complete its service obligations. Revenue is limited to payments received or earned as of the period ending date.

Securities and Exchange Commission

September 28, 2005

Revenue is deferred until the Company has completed its service obligations under the arrangement if the services are not on a best-efforts basis. To date, all of the Company’s service arrangements have involved services provided on a best-efforts basis.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its service obligations under an arrangement. In addition, if the Company is involved in a steering committee under a research arrangement, the Company assesses whether its involvement constitutes a service obligation or a right to participate. Steering committee services that are not inconsequential or perfunctory and that are determined to be a service obligation are combined with other research services required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its service obligations.

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Reimbursement of costs is recognized as revenue provided the provisions of EITF 99-19 are met, the amounts are determinable, and collection of the related receivable is reasonably assured.

Royalty revenue is recognized upon the sale of the related products, provided that the royalty amounts are fixed or determinable, collection of the related receivable is reasonably assured and the Company has no remaining performance obligations under the arrangement. If royalties are received when the Company has remaining performance obligations, the royalty payments would be attributed to the services being provided under the arrangement and therefore would be recognized as such services are performed in accordance with the policies described above.

For revenue generating arrangements where the Company, as a vendor, provides consideration to a licensor or collaborator, as a customer, the Company applies the provisions of EITF 01-9. EITF 01-9 addresses the accounting for revenue arrangements where both the vendor and the customer make cash payments to each other for services and/or products. A payment to a

Securities and Exchange Commission

September 28, 2005

customer is presumed to be a reduction of the selling price unless the Company receives an identifiable benefit for the payment and the Company can reasonably estimate the fair value of the benefit received.***************************************** *****************************************************************************************************

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************************************************************************************************.    Payments that are not deemed to be a reduction of selling price would be recorded as an expense.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized during the year ended December 31, 2005 are classified as long-term deferred revenue. As of December 31, 2004, the Company has short- and long-term deferred revenue of $1,940,000 and $6,942,000, respectively, related to its collaborations (see Note 4). {Note: The Company has not included herein the revenue by customer table that appears at the end of Note 1(c) to the Form 10-K inasmuch as such table has not changed.

(4)	RESEARCH AND DEVELOPMENT COLLABORATIONS

(a)	GENENTECH, INC. JUNE 2003 COLLABORATION

(i)	Collaboration Summary

In June 2003, the Company licensed its proprietary Hedgehog pathway antagonists to Genentech for human therapeutic use. The primary focus of the collaborative research plan has been to develop these molecules for cancer indications. The collaboration consists of two main programs: the development of a small molecule Hedgehog antagonist formulated for the topical treatment for basal cell carcinoma; and the development of systemically administered small molecule and antibody Hedgehog antagonists for the treatment of certain other solid tumor cancers. Pursuant to the collaboration agreement, Genentech agreed to make specified cash payments, including an up-front payment of $5,000,000, license maintenance fee payments totaling $4,000,000 over the first two years of the collaboration and milestone payments at various intervals during the clinical development and regulatory approval process of small molecule and antibody Hedgehog antagonist product candidates, assuming specified clinical development and regulatory approval objectives are met. In addition, Genentech will pay a royalty on potential future net product sales, which increases with increasing sales volume.

Under the collaboration agreement, the Company has the option to elect to co-develop Hedgehog antagonist products in the field of basal cell carcinoma in the U.S. In January 2005, the Company elected to exercise this co-development option and will now share equally in both U.S. development costs and any future U.S. net profits and/or losses resulting from the development and commercialization of its basal cell carcinoma product candidate. This co-development right includes basal cell carcinoma and any additional indications for which this product candidate may be developed in the U.S. As a result of participating in co-development, the Company will forego U.S. development milestone and royalty payments on potential future U.S. sales of the basal cell carcinoma product candidate. However, should the Company determine that it cannot

Securities and Exchange Commission

September 28, 2005

continue funding its equal share of the development expenses, the Company may opt out of the co-development structure and receive certain development and regulatory approval milestones and royalties on sales of the basal cell carcinoma product candidate, should any ever occur. Genentech has stated that it expects to file an investigational new drug application for the basal cell carcinoma product candidate with the FDA in the first quarter of 2005. Pending FDA approval of this investigational new drug filing, Genentech will begin enrollment of a phase I clinical trial for a basal cell carcinoma product candidate. In addition, in certain major international markets, the Company will receive milestones if specific clinical development objectives are achieved and a royalty on any international sales of basal cell carcinoma product candidate.

Under the systemic Hedgehog antagonist program of the collaboration, Genentech is also obligated to make milestone payments to the Company assuming the successful achievement of clinical development and drug approval objectives. In addition, Genentech will pay a royalty on potential future net product sales, which increases with increasing sales volume.

Unless terminated earlier, the agreement shall expire six months after the later of the expiration of Genentech’s obligation to pay royalties to the Company under the agreement or such time as no activities have occurred under the agreement for a period of twelve months. Early termination provisions are as follows:

(i)	Either the Company or Genentech may terminate the agreement upon sixty days written notice for cause upon either the occurrence of bankruptcy, insolvency, dissolution, winding up, or upon the breach of any material provision of this agreement by the other party, provided such breach is not cured by the other party within the sixty day period following written notice of termination by the other party.

(ii)	Genentech may terminate the agreement without cause, effective no earlier than June 12, 2004, upon six months prior written notice. Genentech may also terminate the agreement solely with respect to a particular compound, indication or country no earlier than June 12, 2004, upon six months prior written notice.

(iii)	If Genentech terminates the agreement for cause, all licenses granted by Genentech to the Company automatically terminate and revert to Genentech and specified licenses granted by Curis to Genentech shall survive so long as Genentech is not then in breach under the Agreement. The consideration for any product that the Company shares gross profits and losses with Genentech through a co-development structure (i.e., the basal cell carcinoma product candidate) will be modified so that the Company will no longer receive its share of gross profits and losses. The Company will instead receive clinical development and drug approval milestones and royalties on product sales for such product.

(iv)

If the Company terminates the agreement for cause or Genentech terminates the agreement without cause, all licenses granted by the Company to Genentech automatically terminate and revert to the Company and specified licenses granted by Genentech to the Company shall survive so long as the Company is not then it breach under the Agreement. At the time of such termination, Genentech shall no longer

Securities and Exchange Commission

September 28, 2005

conduct any development or commercialization activities on any compounds identified during the course of the agreement for so long as such compounds continue to be covered by valid patent claims.

As a result of its licensing agreements with various universities, the Company is obligated to make payments to these university licensors when certain payments are received from Genentech. These obligations total $410,000 for the $5,000,000 up-front license fee and the $2,000,000 maintenance fee that was received in July 2004. As of December 31, 2004, $310,000 has been paid to the university licensors. The unpaid obligations are included in “Accrued liabilities” in the Company’s Consolidated Balance Sheet as of December 31, 2004.

In June 2003 in connection with the collaboration agreement, the Company sold to Genentech 1,323,835 shares of its common stock at a purchase price of $2.644 per share based on a 30-day trailing average of closing prices prior to June 11, 2003 for aggregate proceeds of $3,500,000, pursuant to the terms of a stock purchase agreement. The shares of common stock were unregistered and, therefore, could not be resold by Genentech absent registration or an exemption from the registration requirements of the Securities Act of 1933, as amended. In addition, Genentech agreed contractually not to sell or otherwise dispose of such shares before October 11, 2003. The Company determined that the price at which it sold the shares of common stock to Genentech represented the fair value of the common stock sold and, therefore, recorded $3,500,000 as stockholders’ equity in the Company’s consolidated balance sheet for the year ended December 31, 2003. The Company also entered into a registration rights agreement with Genentech pursuant to which, at the request of Genentech, the Company shall use its reasonable best efforts to register the shares of common stock for resale in the future under specified conditions.

(ii)	Accounting Summary

The Company considers its June 2003 arrangement with Genentech to be a revenue arrangement with multiple deliverables. The Company’s deliverables under this collaboration include an exclusive license to its Hedgehog antagonist technologies and services, including research and development services for the first two years of the collaboration and participation on steering committees. The Company applied the provisions of EITF 00-21 to determine whether the deliverables under this collaboration can be accounted for separately or can be accounted for as a single unit of accounting. The Company determined that these deliverables, the license and the research and steering committee services, represented a single unit of accounting because the Company believes that the license, although delivered at the inception of the arrangement, does not have standalone value to Genentech without the Company’s research services and steering committee participation and because objective and reliable evidence of the fair value of the Company’s research and steering committee services could not be determined.

The Company has attributed the $5,000,000 up-front fee and the $4,000,000 of maintenance fees to the undelivered research and steering committee services. The $9,000,000 in total payments are being recognized as revenue over the Company’s performance period under the collaboration, which the Company estimates to be through June 2011, the estimated date that the products under the collaboration may receive regulatory approval. The Company cannot reasonably estimate the total level of effort required over the performance period and, therefore,

Securities and Exchange Commission

September 28, 2005

is recognizing the $9,000,000 on a straight-line basis over the performance period. During the year ended December 31, 2004, the Company recorded $1,229,000 related to the license and maintenance fees as revenue in “License fees” in the Company’s Revenues section of its Consolidated Statement of Operations. ****************************************************************

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The Company’s ongoing performance obligations under this collaboration consist of participation on two steering committees and the performance of other research and development services through June 2005. The steering committees are comprised of an equal number of employees from the Company and Genentech. Each member of the steering committees receives the right to cast one vote, but Genentech generally has the final decision making authority. While the Company is obligated to serve on the steering committees as long as any drug covered under the collaboration is being developed or commercialized, the Company believes that it will provide significant contributions under its steering committee services only through the first product approved in both the basal cell carcinoma and systemic Hedgehog antagonist programs. The Company has no manufacturing or selling capabilities and, as such, believes that its participation in the steering committees after regulatory approval would be inconsequential and do not represent a service obligation.

In July 2004, the Company received the first maintenance fee payment in the amount of $2,000,000. **********************************************************************************************************

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*****************************************. Of the $4,000,000 in maintenance fee payments, the Company had recorded $2,000,000 as “Accounts Receivable” and $2,000,000 as “Long-term receivable” in its Consolidated Balance Sheet as of December 31, 2003. No amounts related to the maintenance payments were recorded at the Company’s Consolidated Balance Sheet as of December 31, 2004.

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The Company considered the provisions of EITF 99-19 and recorded $380,000 as revenue related to expenses incurred on behalf of Genentech that were paid by the Company and for which Genentech is obligated to reimburse the Company. The Company will continue to

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September 28, 2005

recognize revenue for expense reimbursement as such expenses are incurred, provided that such expense reimbursement meets the revenue criteria established under EITF 99-19.

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(b)	GENENTECH, INC. DECEMBER 2004 AGREEMENT

(i)	Agreement Summary

On December 10, 2004, the Company entered into an amendment to its June 2003 agreement with Genentech. ********************************************************************************************************** **********************************************************************************************************

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The amendment, effective from June 12, 2004 to June 11, 2005, increases the Company’s commitment of full-time equivalents providing research and development services for the systemic Hedgehog antagonist program from eight to sixteen and increases Genentech’s funding commitment from $2,000,000 to $4,000,000 for this period. The agreement also provides for the Company to provide xenograft tumor samples to Genentech during the research period for which Genentech paid the Company $100,000 in December 2004. The second $2,000,000 maintenance payment due under the June 2003 arrangement was eliminated. In addition, Genentech paid the Company $2,000,000 for research services in December 2004. The remaining $2,000,000 for subsequent research services is payable in June 2005.

(ii)	Accounting Summary

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As of December 31, 2004, the Company had recorded $220,000 as amounts receivable from Genentech in “Accounts receivable” in the Company’s Current Assets section of its Consolidated Balance Sheets.

(c)	WYETH PHARMACEUTICALS

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September 28, 2005

(i)	Collaboration Summary

On January 12, 2004, the Company licensed its Hedgehog proteins and small molecule Hedgehog pathway agonists to Wyeth Pharmaceuticals, or Wyeth, for therapeutic applications in the treatment of neurological and other disorders. Under the terms of the agreement, Wyeth paid the Company a $1,500,000 non-refundable license fee and $1,500,000 to purchase 315,524 unregistered shares of the Company’s common stock at a purchase price of $4.754 per share. The common stock purchase price was calculated as the 15-day trailing average closing price of the Company’s common stock immediately prior to January 12, 2004. The Company determined that this price represented the fair value of the common stock sold and, therefore, recorded $1,500,000 as stockholders’ equity in the Company’s Consolidated Balance Sheet as of December 31, 2004.

In addition to these initial payments, Wyeth is obligated to provide financial support of the Company’s research under the collaboration, at $250,000 per full-time equivalent researcher, for a period of up two years based on the number of full-time equivalent researchers performing services under the collaboration. The Company is obligated to dedicate between five and ten full-time equivalents to this program, as determined by the Wyeth in six-month intervals, for two years. After the initial two-year period, Wyeth can, at its option, elect to extend the Company’s research obligation, and Wyeth’s funding thereof, for two one-year increments. The agreement provides for a one-year evaluation period immediately following the end of the research term, during which the Company may be obligated to serve on the steering committee and may be required, at Wyeth’s expense, to perform additional research and development services. The Company currently estimates that it will only be required to provide steering committee services during the evaluation period if it is also performing research services during that period. Wyeth is also obligated to make milestone payments if the licensed programs successfully achieve clinical development and drug approval objectives and to pay the Company a royalty on net product sales, if any should occur, that escalates with increasing sales volume.

As part of the agreement, the Company has retained development and licensing options for certain therapeutic applications of the Hedgehog agonist technologies, including topical applications for hair growth and local delivery applications for treatment of cardiovascular disease. Wyeth has a right of first negotiation to obtain an exclusive license to the orphan drug indications and the cardiovascular applications. If Wyeth declines to exercise its right, or if the Company is unable to reach an agreement with Wyeth on terms within the contractually specified period, the Company is free to seek another collaborator for this program.

Unless terminated earlier, the agreement shall expire on the expiration of Wyeth’s obligation to pay royalties to the Company under the agreement. Early termination provisions are as follows:

•	Either party may terminate the agreement unilaterally, in whole or in relevant part, during the research program in the event of issuance of third party patents that block Wyeth’s right to use the licensed technology. If the agreement is terminated under this provision, license rights will revert to the respective parties and no royalties will be due and payable unless products continue to be sold after termination. In such event, Wyeth would continue to pay royalties as defined in the agreement.

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September 28, 2005

•	Wyeth may terminate the agreement at any time upon ninety days written notice, for safety reasons, if Wyeth concludes that a major mechanism-based toxicological finding would preclude the development of licensed technology products for use in humans. If the agreement is terminated under this provision, license rights will revert to the respective parties and no royalties will be due and payable unless products continue to be sold after termination. In such event, Wyeth would continue to pay royalties as defined in the agreement.

•	Upon sixty days written notice and subject to an additional thirty day period of discussion between the parties, Wyeth may terminate its research funding of Company personnel upon the acquisition of the Company by a third party. Unless the agreement is terminated under another provision, this provision would permit Wyeth to retain the licenses granted provided that it continued to fulfill its non-research funding obligations to the Company, including payment of milestones and royalties on product sales.

•	Wyeth may terminate the agreement without cause, for any reason in its entirety or on any compound, product, or country basis upon sixty days written notice, provided that such complete or partial termination cannot occur before February 2006. If a termination occurs under this provision, any terminated license rights would revert to the respective party. If the Company were to subsequently sell products that were subject to these reverted license rights, royalties would be due Wyeth in accordance with the terms of the agreement. In addition, Wyeth would continue to pay royalties to the Company on sales of specified compounds or products that were not terminated as well as on sales of specified terminated compounds or products that Wyeth continued to sell despite such earlier termination.

•	Either party may terminate the agreement in the event of uncured material default by the other party. Depending upon the nature of the default, the cure period may be extended from ninety days to as long as one year. Subject to the restrictions described in the agreement, the non-defaulting party may terminate the agreement in its entirety or only with respect to the compound or product that is affected by the default. If the Company elected to terminate the agreement, either partially or in its entirety, the relevant license rights would revert to the Company. In the event the Company subsequently sold terminated compounds or products that were subject to both reverted license rights and certain Wyeth intellectual property rights, the Company would owe Wyeth a royalty for such product sales, in accordance with the terms of the agreement. In the event of partial termination by the Company, Wyeth’s obligations with respect to those compounds or products that were not terminated would continue. If Wyeth terminates the agreement, all license rights become fully paid up and perpetual provided that Wyeth pays the reduced royalty rate on product sales, as described in the termination provisions of the agreement.

•	To the extent permitted by applicable law, either the Company or Wyeth may exercise certain rights upon the occurrence of the other party’s bankruptcy,

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September 28, 2005

insolvency, dissolution, winding up or assignment of assets for the benefit of creditors. Wyeth may terminate the research program or elect to keep the agreement in effect. The Company may terminate the agreement. If either party terminates the agreement, the licenses granted to Wyeth by the Company under the agreement will terminate and revert to the Company.

In addition, as part of a termination agreement entered into between the Company and Élan Corporation, the Company will pay Élan royalty payments related to any revenues in excess of the first $1,500,000 received by the Company from Wyeth, other than revenues received as direct reimbursement for research, development and other expenses that the Company receives from Wyeth. The Company is also obligated to make payments to various university licensors when certain payments are received from Wyeth. These obligations total $125,000 for the $1,500,000 up-front license fee. As of December 31, 2004, all amounts had been paid to the university licensors.

(ii)	Accounting Summary

The Company considers its arrangement with Wyeth to be a revenue arrangement with multiple deliverables. The Company’s deliverables under this collaboration include an exclusive license to its Hedgehog agonist technologies and performing services, including research and development services for at least two years and participation on a steering committee. The Company applied the provisions of EITF 00-21 to determine whether the deliverables under this collaboration can be accounted for separately or as a single unit or multiple units of accounting. The Company determined that these deliverables represented a single unit of accounting, research and steering committee services, since the Company believes that the license does not have standalone value to Wyeth without its research services and steering committee participation and because objective and reliable evidence of the fair value of the Company’s research and steering committee participation could not be determined.

The Company’s ongoing performance obligations under this collaboration consist of participation on a steering committee and the performance of research services. ***************************************************************************** ********************************************************************************************************

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**************************************************************************************** The agreement provides for a one-year evaluation period immediately following the end of the research term, during which time the Company may be obligated to serve on the steering committee and may be required, at Wyeth’s expense, to perform additional research and development services. ************************************************************************************** ********************************************************************************************************

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************************** ****************************************************************************** The $1,500,000 up-front fee plus $10,000,000, the total amount of research funding which the

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September 28, 2005

Company will be entitled to for providing eight full-time equivalents at $250,000 each over five years, is therefore being attributed to the research services. Revenue is being recognized as the research services are provided over the five- year period through February 2009 at a rate of $287,500 per full-time equivalent. If the research period is shortened or the number of full-time equivalents requested by Wyeth decreases, then the Company will update its estimated level of effort and total expected payments under the arrangement.

During the year ended December 31, 2004, the Company recorded revenue of $2,047,000 related to the Company’s research efforts under the Wyeth arrangement, of which $267,000 was recorded in “License Fees” and $1,780,000 was recorded in “Research and Development Revenue” in the Company’s Revenues section of its Consolidated Statement of Operations. In addition, the Company recorded $475,000 as revenue related to expenses incurred on behalf of Wyeth that were paid by the Company and for which Wyeth is obligated to reimburse the Company. The Company will continue to recognize revenue for expense reimbursement as such reimbursable expenses are incurred. As of December 31, 2004, the Company had recorded $476,000 as amounts receivable from Wyeth in “Accounts receivable” in the Company’s Current Assets section of its Consolidated Balance Sheets.

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As of December 31, 2004, the Company has not provided any consideration to Wyeth.

(d)	ORTHO BIOTECH PRODUCTS, L.P.

(i)	Agreement Summary

In November 2002, the Company licensed its broad bone morphogenetic protein, or BMP, technology portfolio to Ortho Biotech Products, L.P., a member of the Johnson & Johnson family of companies. Two of Ortho Biotech Products’ research affiliates, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and Centocor Research & Development, also members of the Johnson & Johnson family of companies, will have joint responsibility for further research and development of the Company’s licensed BMP technology portfolio.

The transaction relates to all of the Company’s proprietary BMP compounds including BMP-7, which has been studied in animal models as a treatment for chronic kidney disease and systemic complications, such as renal osteodystrophy, a form of bone disease, and blood vessel complications that have been associated with chronic kidney disease. Use of the Company’s BMPs for the repair or regeneration of local musculoskeletal tissue defects and dental defects is the subject of an exclusive agreement with Stryker and is not included as part of this transaction.

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September 28, 2005

The agreement provides for Ortho Biotech to pay the Company an up-front payment of $3,500,000, which was paid in December 2002, and milestone payments at various intervals during the U.S. and European regulatory approval process assuming the first two therapeutic indications are successfully developed. These milestones include a $30,000,000 payment if Ortho Biotech achieves U.S. regulatory approval of a product for the treatment of kidney disease or associated complications. The agreement further specifies that the Company will receive a royalty on net sales of products that incorporate the Company’s BMP technologies.

Unless terminated earlier, the agreement shall remain in effect until the expiration of Ortho Biotech’s obligation to pay royalties to the Company under the agreement. Early termination provisions are as follows:

•	Ortho Biotech Products may terminate the agreement, for any reason, upon ninety days written notice to the Company.

•	Either the Company or Ortho Biotech Products may terminate the agreement immediately for cause upon the occurrence of bankruptcy, insolvency, or if the other party assigns substantially all of its assets for the benefit of creditors.

•	Either the Company or Ortho Biotech may terminate the agreement upon ninety days’ prior written notice if the other party has materially breached or defaulted on any material obligations under the contract, provided that the other party has not cured such breach within the ninety-day period following written notice of termination.

•	Ortho Biotech may terminate the agreement upon thirty days written notice if the Company breaches its representation to Ortho Biotech that certain of the Company’s other license agreements do not contain restrictions which would restrict Ortho Biotech from exercising its license rights under the agreement.

•	If Ortho Biotech terminates the agreement for cause, the licenses granted by the Company to Ortho Biotech shall survive such termination and the royalty rates owed to the Company would be reduced. If the Company terminates the agreement for cause or it Ortho Biotech terminates upon thirty days written notice without cause, the licenses granted by the Company to Ortho Biotech shall terminate.

(ii)	Accounting Summary

The Company’s has no future deliverables under this license agreement and has applied the provisions of SAB No. 104 for recognizing revenue under this collaboration. The Company recognized the up-front payment of $3,500,000 as revenue in the fourth quarter of 2002 because the Company has no continuing performance obligations under the contract.

The Company views the clinical development and drug approval milestones under its collaboration with Ortho Biotech to be substantive in nature since the successful achievement of these milestones involves significant risk and uncertainty and a reasonable amount of time passes

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between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment. Should the Company ever successfully achieve any clinical development or drug approval milestones under this collaboration agreement, any related milestone payments would be recorded as revenue in “Research and development contracts” in the Company’s Revenues section of its Consolidated Statement of Operations.

As of December 31, 2004, the Company has not provided any consideration to Ortho Biotech Products.

(e)	SPINAL MUSCULAR ATROPHY FOUNDATION

(i)	Agreement Summary

Effective September 7, 2004, the Company entered into a sponsored research agreement with the Spinal Muscular Atrophy Foundation. Under the agreement, the Foundation will grant the Company up to $5,364,000 over a three-year period for the identification of therapeutic compounds to treat spinal muscular atrophy, a neurological disease that is the leading genetic cause of infant and toddler death.

The research will utilize the Company’s proprietary technologies and expertise to develop and refine assays in motor neurons and then use those assays to screen for potential drug candidates. The Company will own any compounds that it generates under this collaboration and will also have the ability to bring any such compounds into the clinic, either using the Company’s own resources or with a collaborating third party. If any drug candidates developed under the agreement are successfully commercialized, the Company will be required to make payments to the SMA Foundation if cumulative revenues from the sales of such products exceed $100,000,000. Unless terminated earlier, the agreement will continue until the expiration of the research activities. The Company or the SMA Foundation may terminate this agreement upon sixty days’ prior written notice upon the occurrence of bankruptcy, insolvency, dissolution or winding up of the other party; or upon the breach of any material provision of the sponsored research agreement by the other party, provided that the other party has not cured such breach within the 60-day period following written notice of termination. Termination of the agreement will not relieve either party of obligations that have accrued prior to termination, including the SMA Foundation’s obligation to make payments for research activities. In addition, the Company remains obligated to make payments to the SMA Foundation in the event the Company recognizes an aggregate of $100,000,000 in revenues on products containing any drug candidates developed under the agreement.

(ii)	Accounting Summary

The Company’s sole deliverable under this sponsored research agreement is to provide research services. The Company has applied the provisions of SAB No. 104 for recognizing revenue under this collaboration. The Company is recognizing revenues under this collaboration as the services are performed, provided that payment is reasonably assured under the terms of the grant. For the year ended December 31, 2004, the Company recognized $551,000 related to the reimbursement of our research and development efforts under this sponsored research agreement. This amount is included in “Research and development contracts” in the Company’s Revenues

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section of its Consolidated Statement of Operations. As of December 31, 2004, the Company had recorded $500,000 in amounts due from the Spinal Muscular Atrophy Foundation in “Accounts receivable” in the Company’s Current Assets section of its Consolidated Balance Sheets.

Should the Company ever generate over $100,000,000 in cumulative future revenues from products developed under this agreement, we expect to record any payments to the SMA Foundation as contra-revenues in our accordance with EITF 01-9.

As of December 31, 2004, the Company has not provided any consideration to the SMA Foundation.

Exhibit B

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2004	2003	2002
Revenues:
Research and development contracts	$3,456,612	$1,628,724	$244,954
License fees	1,496,003	9,419,509	3,758,218
Royalties	—	—	14,387,366

Total revenues	4,952,615	11,048,233	18,390,538

Costs and Expenses:
Research and development	11,569,749	12,735,157	12,059,045
General and administrative	7,560,422	6,518,904	10,158,682
Stock-based compensation (a)	1,372,045	1,631,098	2,159,594
Amortization and impairment charge related to intangible assets	75,071	75,079	474,509
Loss on property and equipment	—	—	5,336,786
Impairment of goodwill	—	—	64,098,344
Restructuring expenses	—	—	3,490,000

Total costs and expenses	20,577,287	20,960,238	97,776,960

Loss from operations	(15,624,672)	(9,912,005)	(79,386,422)

Equity in Loss from Joint Venture (Note 5)	—	—	(4,310,912)

Other Income (Expense):
Interest income	539,853	427,912	1,066,881
Other income (expense)	1,591,681	(1,445,055)	1,261,885
Interest expense	(411,136)	(694,104)	(946,867)

Total other income (expense)	1,720,398	(1,711,247)	1,381,899

Net loss	(13,904,274)	(11,623,252)	(82,315,435)
Accretion on Series A Convertible Exchangeable Preferred Stock	—	(271,306)	(722,903)

Net loss applicable to common stockholders	$(13,904,274)	$(11,894,558)	$(83,038,338)

Net Loss per Common Share (Basic and Diluted)	$(0.33)	$(0.33)	$(2.57)

Weighted Average Common Shares (Basic and Diluted)	42,685,594	36,015,610	32,267,106

Net Loss	$(13,904,274)	$(11,623,252)	$(82,315,435)
Unrealized (Loss) Gain on Marketable Securities	(74,395)	(126,178)	119,929

Comprehensive loss	$(13,978,669)	$(11,749,430)	$(82,195,506)

(a) The following summarizes the departmental allocation of the stock-based compensation charge:
Research and development	$1,175,415	$1,266,902	$1,221,563
General and administrative	196,630	364,196	938,031

Total stock-based compensation	$1,372,045	$1,631,098	$2,159,594

The accompanying notes are an integral part of these consolidated financial statements.